

March 16, 2011

John C. Wobensmith- Chief Financial Officer and Secretary
Genco Shipping and Trading Limited
299 Park Avenue, 20th Floor
New York, New York 10171

> **Re: Genco Shipping and Trading Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **File No. 001-33393**

Dear Mr. Wobensmith:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Liquidity and Capital Resources, page 59

1.   We note your disclosure that each of the Genco credit facilities includes a maximum leverage ratio. In this regard, please clarify how this ratio is calculated, including how the EBITDA used in determining compliance with your financial covenants differs from the EBITDA presented on page 44.

2.   Based on your disclosure on page 60, we note that you would have remained in compliance with your maximum leverage ratio at December 31, 2010 with a 10% reduction in your EBITDA. However, your disclosure on page 23 indicates that, if market conditions persist, upon the expiration or termination of your vessels' current non-spot charters, you may only be able to re-charter your vessels at reduced or unprofitable rates, or you may not be able to charter these vessels at all. In this regard, we note that, within the next 12 months, a significant portion of your charters are expiring. As such, please tell us and expand your disclosures to discuss the impact that expiration of these charters is expected to have on your ability to meet your net debt to EBITDA covenant. Specifically, tell us whether or not you expect be in compliance with such covenant based on the current shipping rates. Also, if you expect to experience significant reductions in EBITDA, your disclosure should be revised accordingly. See Item 303(a)(2)(ii) of Regulation S-K.

3.   Please add a discussion of the collateral maintenance requirements under your $100 million Term Loan Facility, $253 million Term Loan Facility and 2010 Baltic Trading Credit Facility. In this regard, consider revising the table on pages 65-66 to show the groupings of vessels that are financed, and pledged as collateral, under each of your credit facilities. Also, since the table on pages 65-66 indicates that all of the vessels financed, and pledged as collateral, under your $100 million Term Loan Facility, $253 million Term Loan Facility and 2010 Baltic Trading Credit Facility have vessel valuations for covenant compliance purposes that are lower than their carrying values at December 31, 2010, we believe you should disclose the respective collateral maintenance requirements, as well as your actual percentages of collateral value to borrowings, for each of the groupings of vessels under the aforementioned credit facilities.

Critical Accounting Policies, page 64

Vessels and Depreciation, page 65

4.   In the last sentence of the second paragraph of this section, you discuss the fact that you have sold three vessels since your inception and realized a profit in each instance. However, during the fourth quarter of 2008, you recorded a substantial loss on forfeiture of vessel deposits related to the cancellation of the acquisition of six vessels, which underscores the potential volatility of market conditions. Please revise your disclosure accordingly.

5.   In the third paragraph of this section, you disclose a range with respect to the amount, on an individual vessel basis, by which the carrying value of those vessels marked with an asterisk in the table on pages 65-66 exceeded the valuation of such vessels for covenant compliance purposes. Please supplement this disclosure by stating the average amount by which the carrying value of those vessels marked with an asterisk exceeded the valuation of such vessels for covenant compliance purposes.

Impairment of long-lived assets, page 67

6.   In the fifth paragraph of this section, you state that assumptions used to develop estimates of future undiscounted cash flows are based on historical trends. Please expand this disclosure to discuss the time periods involved in your use of historical trends, and how current charter rates compare to the rates you used in your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at 202-551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief